Exhibit 16

May 3, 2012

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated May 3, 2012, of Response Biomedical Corporation and are in agreement with the statements contained in the second sentence of the first paragraph and the second paragraph on page two therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP